MEDICAL February 2023 INVESTOR PRESENTATION Nasdaq: GMVD Free Writing Prospectus Dated February 28 , 2023 Filed pursuant to Rule 433 Relating to Preliminary Prospectus Dated February 28 , 2023 Registration Statement on Form F - 1 (No . 333 - 269496 )

Forward - Looking Statements This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction . The offering will only be made by means of a prospectus included in the registration statement as and when the registration statement is declared effective by the SEC . Any decision to purchase our securities in the proposed offering should be made solely on the basis of the information contained in the prospectus . 2 All statements in this presentation, other than those relating to historical facts, are "forward - looking statements . ” Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, G Medical Innovations Holdings Ltd . (the “Company”) is using forward - looking statements when it discusses its plans and expectations from the net proceeds of its public offering of its securities in the United States, its financial plans, its expected revenue models and generation, the potential of its technology and products, its strategy and its future growth . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties effecting the Company, reference is made to the Company’s preliminary prospectus dated February 28 , 2023 , filed with the Securities and Exchange Commission (“SEC”) as part of the Company’s Registration Statement on Form F - 1 (File No . 333 - 269496 ) . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . Free Writing Prospectus Disclaimer This presentation highlights basic information about us and the proposed offering . Because it is a summary, it does not contain all of the information that you should consider before investing . We have filed a registration statement on Form F - 1 (File No . 333 - 269496 ) (the "registration statement") (including a preliminary prospectus) with the SEC for such offering to which this presentation relates . The registration statement has not yet become effective . Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and such offering . A preliminary prospectus relating to the securities being offered have been filed with the SEC and are available on the SEC's website at http : //www . sec . gov . A final prospectus relating to the offering will be filed with the SEC and, upon filing, may be obtained on the SEC's website . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41 st Floor, New York, New York 10004 , telephone : (877) 436 - 3673 or e - mail : prospectus@think - equity . com .

Issuer G Medical Innovations Holdings Ltd. Symbol Nasdaq : GMVD Expected Offering Size $18,000,000 Securities Offered Ordinary shares (Or for purchasers whose purchase of Ordinary Shares in this offering would otherwise result in the purchaser beneficially owning more than 4 . 99 % of the outstanding ordinary shares, pre - funded warrants in lieu thereof) Use of Proceeds ● General corporate purposes, which include: ● Financing operations ● Capital expenditures ● Business development ● Repayment in full of the April 2021 Financing Debentures ● Potential M&A Sole Book - Runner ThinkEquity Offering Summary 3

Company Overview 4 • We develop and market clinical and consumer medical - grade remote monitoring systems focused on chronic diseases as well as develop and market at - home testing kits which are delivered to & processed by our CLIA certified lab . • We utilize sophisticated Deep Neural Networks based Artificial Intelligence (AI) - backed ECG software which is used as a powerful secondary analysis tool. • We have developed At - Home Testing Kits to collect samples of blood, saliva, stool, urine, etc. to be used to detect a multitude of common and less common disorders. We expect to commence sales of the at - home testing kits during Q3 2023. • We believe that we are at the forefront of the digital health and at - home testing revolution meant to empower consumers, patients and health care providers to better monitor, manage and improve clinical health outcomes . • We focus on chronic diseases such as cardiovascular disease, pulmonary disease, diabetes and obesity . • We have enjoyed $21 million in revenue from sales of our devices & monitoring services in the last 4 and a half years. • 7 granted patents covering key aspects of our devices. G Medical is a Next - Generation Tele - Health and At - Home Testing Company Digital health market projected at $316.8 B by 2027 Digital health devices and monitoring Reduce the Expense in dollars and time in healthcare.

Rapidly Rising US Population HealthCare Risk



- **900,000** annual deaths due to heart diseases
- **183,000** annual deaths related to AFIB
- **12M** AFIB patients by 2030
- **1 of 2** Americans have high BP (116M)
- **$147B** loss of productivity



- **+37M** Americans have diabetes
- **96M** (1 of 3) Americans are prediabetes – in high risk to develop type 2 diabetes, heart disease and stroke
- **80%** don't know they are prediabetes
- **$327B** is the estimated annual cost for diabetes



- **42%** of Americans are obese
- The leading cause of heart disease, stroke, type 2 diabetes and certain types of cancer
- **$173B** is the estimated medical cost related to obesity

Chronic Diseases in America



CDC's National Center for Chronic Disease Prevention and Health Promotion (NCCDPHP)
CHRONIC DISEASES IN AMERICA
6 IN 10
Adults in the US have a chronic disease
4 IN 10
Adults in the US have two or more
THE LEADING CAUSES OF DEATH AND DISABILITY
and Leading Drivers of the Nation's $4.1 Trillion in Annual Health Care Costs
HEART DISEASE
CANCER
CHRONIC LUNG DISEASE
STROKE
ALZHEIMER'S DISEASE
DIABETES
CHRONIC KIDNEY DISEASE

https://www.cdc.gov/chronicdisease/resources/infographic/chronic-diseases.htm

5

https:// www.cms.gov/research - statistics - data - and - systems/statistics - trends - and - reports/nationalhealthexpenddata/nhe - fact - sheet Forecasted national health expenditure 2021 - 2028 Rapidly Rising US Healthcare Cost US National Health Expenditure ("NHE") Is Projected To Reach $6.2 Trillion by 2028 • Health spending in the United States is expected to grow at a pace of 1.1% year over year faster than U.S. GDP. • Healthcare spending in the United States, as a portion of total GDP was 17.7% in 2019 and is expected to grow by 11 percentage points to 19.7% in 2028. • Chronic diseases such as cardiovascular disease pulmonary disease, diabetes and obesity continue to be a mainstay of American life. • Medicare is expected to experience the fastest spending growth ( 7.6% per year over 2019 - 28), largely as a result of having the highest projected enrollment growth. 6

Care givers & payers 1 Tele - Health & At - Home Testing – Paradigm Shift Towards Solving the Problem • At - Home hospitalization cost for acute care episodes is approximately 40 % lower than hospital admission costs for those same episodes . • The At - Home hospitalization model also relieves pressure off of hospital emergency rooms. Since 2019, there has been a 13% reduction in emergency rooms and clinics in the US. 3 • Recently, Humana Health teamed up with Dispatch Health to deliver in - home care to Humana’s 8.4M Medicare patients. 1. https://www.aha.org/aha - center - health - innovation - market - scan/2021 - 02 - 16 - hospital - home - gains - momentum - added 2. https://www.digital - adoption.com/digital - adoption - healthcare - research/ (data refers to 2021) 3. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9387065/ 4. https://www.hcinnovationgroup.com/clinical - it/clinical - decision - support/news/21280629/ama - study - physicians - increasingly - adopting - digital - health - tools 5. https://www.hcinnovationgroup.com/clinical - it/clinical - decision - support/news/21280629/ama - study - physicians - increasingly - adopting - digital - health - tools Patients 2 • Patients are more involved in their treatment. • Since 2019, there has been a 31% overall increase in Remote Patient Monitoring programs in the US. 4 • Since 2019, the use of health - related wearable technology increased by 18% in the United States. 7 Physicians 5 • Physicians, on average, regularly use almost twice the number of digital “health tools” in 2022 , vs . 2016 . • Physicians prefer tele - visits ( 57% ) followed by remote monitoring devices ( 53% ) as their primary digital “health tools.” Technology & Services • The continuous evolution of AI allows better and faster analysis of data, saves time for physicians, reducing mistakes, Op - Ex and increases profitability.

“ Over the last few years, I have witnessed a marked willingness by insurers to reimburse for lower - cost and, in many cases, more effective tele - health & at - home solutions over traditional care. Based on the fundamental shift in the technology against the backdrop of rising costs and an overall rising chronically - ill patient population, I firmly believe that this trend will only continue” Dr. David Bello, Head of Cardiology, Orlando Health Tele - Health & At - Home Testing – A Strong Reimbursement Incentive Our Devices Have Gained CPT Code Reimbursement Approval at more than 150 of the Leading HealthCare Insurance Providers 8

Our Tele - Health Devices and Monitoring Solutions • Devices share data between patients and doctors • AI based algorithms for real - time alerts • FDA cleared • Patented technologies • Reimbursed by insurers • Scalable manufacturing • Medicare - Certified independent diagnostic testing facilities • Continuous Monitoring Online and Call Center • Experienced Clinicians On - call Spider 9 G - Patch Prizma

Jeff gets his device delivered to his house Jeff’s doctor prescribes a G Medical device Jeff’s vital information is transmitted to his doctor via the cloud Jeff’s information is continuously monitored at our clinic. Jeff’s insurance carrier approves Jeff (68) suffers from Chronic Heart Disease Our Tele - Health Devices and Monitoring Solutions How it Works in a Real - Life Situation… Meet Jeff 10

MEDICAL Real Time Abnormal ECG Detection Remote Call Center Monitoring Long Term Care High Risk Patient Monitoring Vital Signs Monitoring (Not Approved by the FDA) How We Measure Up In the Tele - Health Landscape We believe that we are the only one - stop shop multifunctional platform of devices and monitoring services to enable the highest data monetization across the entire tele - health ecosystem 11

Our Recent Penetration into the US Healthcare System

A Few Recent Distribution & Partner Wins

LiveCare

- Three-year agreement with LiveCare, a U.S.-based remote patient monitoring service provider.
- LiveCare will integrate G Medical's Prizma suite of devices into LiveCare's smart home gateway and offered to direct-to-consumers in the United States.

All County Health Care — Referral Services of New York — NYS Licensed Home Care Agency

- Agreement with All County Health Care of New York, a Medicare-certified home care service provider.
- All County will distribute G Medical's Prizma suite of devices.

UnityPoint Health

- Pilot program with UnityPoint Health, the cardiovascular services arm of UnityPoint Health Methodist, a service provider with over 275 clinics.
- The pilot will initially include 500 cardiac patients.
- Patients will be monitored remotely to detect abnormal heart rate and complications related to a decrease of oxygenation in the lungs.

HeartBuds

- Joint development, licensing and distribution agreement with Heartbuds.
- G Medical will jointly develop a newer, enhanced model of Heartbud's HB1 which will be included with the sale and distribution of the Prizma suite of devices.

12

The At - Home Testing Kit Market & Our Kit Developments • In the second half of 2022, we decided to focus on comprehensive home testing solutions as part of our vision to move towards a home - based healthcare system. • We have developed a wide range of consumer focused At - Home Testing Kits used to collect samples of bodily fluids to be used to test for a multitude of common and less common disorders. We expect to commence sales of the at - home testing kits during Q3 2023. 13

1. Thyroid 2. Colon Cancer Screening 3. Indoor/Outdoor Allergy 4. Extensive Fitness 5. Heart Health 6. HbA1c 7. Sleep and Stress 8. Weight Loss 9. Skin Vitality 10. Testosterone 11. Men's Health 12. HPV 13. Women's Health 14. Perimenopause 15. Post menopause 16. Women's Fertility 17. Mother's Milk DHA 18. Vitamin D 19. Omega - 3 Index 20. Inflammation 21. Metabolism 22. Basic 96 Food Sensitivity 23. Extensive 208 Food Sensitivity 24. STD Male 25. Monkeypox 26. Hepatitis C 27. STD Female 28. Chlamydia and Gonorrhea 29. Trichomoniasis 30. HIV 31. Syphilis • Price range from $49 - $259 . • Samples delivered to and processed by our CLIA certified lab. • Physician network support authorize the release of lab test results to patients generating additional services: • Consultation • Prescriptions • Monitoring • Supplements • Registration and test results via secured, HIPAA compliance portal. • Physician reviewed • Accessible by customer • We expect to commence sales during Q3 2023. • Consulting agreement with Ideaology 360 to accelerate future sales. Key Features of Our At - Home Testing Kits 31 Testing Kits … 14

How it Works Purchase the home test kit in the online or in a retail store Login to the portal with your username and password Register your kit Perform the test Send test sample to the lab in pre - paid shipping bag Get results online in days 15

Sales Consulting Agreement with Ideaology 360 • Ideaology 360 has accumulated extensive experience & relationships in marketing health and wellness products. • Ideaology 360’s client’s products have achieved sales in excess of $1 billion in the US retail market. • Retail sales network currently represents well - established brands in over 45,000 key retail outlets including: • Walmart, Walgreens, CVS, Costco, Target, Kroger, Albertsons, Amerisource Bergen, Cardinal Health • & many more • We have the opportunity to tailor the selection offered to each retailer based on its customers’ demographic and psychographic needs, for in - store as well as online sales. 16

Everlywell is a direct - to - consumer health testing company that connects people with accessible, innovative, and insightful at - home lab tests . 1 Everlywell, whose founder appeared on entrepreneur - oriented television show “Shark Tank,” announced a financing round in 2020 that valued the company at $1.3 billion . 2 Everlywell is valued at $2.9 billion after acquiring PWNHealth and Home Access Health Corp. in a cash and stock deal. 2 1. https://www.everlywell.com/blog/news - and - info/everlywell - shark - tank/ 2. https://www.bnnbloomberg.ca/everlywell - valued - at - 2 - 9 - billion - with - pwnhealth - deal - 1.1581967 At - Home Testing Kit Comparable Company 17

Management Team Dr . Yacov Geva, CEO, Executive Director A well - known pioneer in the industry of Medical Devices and remote monitoring services, and co - founder of LifeWatch AG (former Card Guard AG and Card Guard Scientific Survival Ltd . ) . Successfully led LifeWatch to an IPO . Dr . Geva holds a B . Sc in Mechanical and Nuclear Engineering from the Technion - Israeli Institute of Technology, a Ph . D . (with honors) in Business Administration from the International School of Management, Paris and an honorary doctorate from Oxford Brooks University . Dr . Geva is also a senior member of the UK’s Royal Society of Medicine (RSM) . Tutorship with Honors granted from the University of Shanghai Science and Technology Training center . Nir Geva, President Health and Wellness & CTO Mr . Geva has over 22 years of experience in the high - tech and medical device industry . A former CTO and strategic projects manager at LifeWatch Technologies, he has broad knowledge on project management and manufacturing . Mr . Geva wrote over 15 patents related to medical devices, remote patients monitoring and IoT . He holds a BSc . in Mechanical Engineering from the Technion in Haifa and an Executive MBA from Kellogg School of Management, (Northwestern University in Chicago) . Igor Bluvstein, CFO Mr. Bluvstein has over 15 years of financial leadership positions in the e - commerce, biotechnology, petrochemical, and medical cannabis industries. He served as the CFO at MDD Group, as Regional CFO at Frutarom Industries Ltd. (acquired by International Flavors & Fragrances Inc. (NYSE: IFF), as the CFO of an e - commerce retailer, as a Financial Controller at Mirland Development Corporation PLC, and as a senior auditor at Ernst & Young Global Ltd. Mr. Bluvstein holds a Bachelor of Arts in accounting and economics from the Open University in Israel. He is a Certified Public Accountant (CPA). Dror Nuriel - Roth, EVP of US Operations Ms . Nuriel - Roth has 13 years of experience in the US Healthcare industry . A former SVP US Operations at LifeWatch Services Inc, for seven years where she managed every aspect of a medical device company and brought significant efficiencies to operations in the Clinical, Reimbursement, Managed Care, Logistics, and Customer Service departments . Ms . Nuriel - Roth also specializes in healthcare insurance, reimbursement and managed care . Dror holds a Bachelor’s degree in Business Management and Economics as well as MBA in Business Management, Finance and Marketing from the Interdisciplinary Center in Hertzelia . Oded Shahar, SVP Merger & Acquisitions, G Medical Innovations Mr . Shahar has over 25 years of international business and banking experience and an extensive global network in which he oversaw several multi - million global deals . Held senior executive positions including Head of the Israeli branch of Crédit Agricole Corporate and Investment Bank, following hands - on experience in investment banking in Paris and private banking in Switzerland ; Senior Country Officer in Israel of one of the top ten global banks ; Senior Partner in one of the Israel’s leading law firms . Mr . Shahar is qualified as a lawyer and as a Notary and is a member of the Israel Bar Association . His fields of expertise are banking and international investments, mergers & acquisitions and international contracts . 18

Dr . Kenneth R . Melani Non - Executive Chairman, began his career in 1981 as a practicing physician growing his internal medicine practice into the largest multi - specialty physician practice in Western Pennsylvania . In the mid 1980 ’s he helped start a physician hospital organization, West Penn Cares, where he became the CEO . In this role he prepared for managed care risk sharing contracts (known as ACO’s today) . In addition, he started seven successful for - profit health services businesses . In 1989 he joined Highmark Inc where he spent the next 23 years of his career in a variety of positions including Chief Medical Officer, President of Health - Related Services, and EVP, Strategy and New Business Development . In 2003 , he was named the President and CEO of Highmark Inc . During his nine - and half - year tenure he grew the company into one of the largest and most diversified health care companies in the United States, serving over 32 million individuals . Professor Zeev Rotstein Non - Executive Director, Prof . Rotstein MD MHA, trained in medicine at Tel Aviv University . He has held several fellowships abroad : at the New York Department of Health, Tufts University, and Johns Hopkins Medical Centre, including the School of Hygiene and Public Health . He is an internationally recognized cardiologist and expert in health care management systems, with decades of experience serving as the Director General of both Sheba and Hadassah Medical Organization, Associate Clinical Professor in both Tel Aviv and the Hebrew Universities . Currently, Professor Rostein is a consultant in the field of HealthCare management, construction of medical facilities throughout the world and developing innovative medical technologies . Dr . Shuki Gleitman Non - Executive Director, is the Chairman of the Guangzhuo Israel Biotech Fund, Chairman of the Board of Directors of Capital Point Group, a Board member and Chairman of the audit and financial committees of Elbit Systems (NASDAQ, TLV traded), Chairman of the YoYa Group, Senior Advisor to the World Bank (national policy for innovation) and Senior Strategy Advisor to Serbia Innovation Fund . Prior to holding the positions set out above, Dr . Gleitman was the Chief Scientist and Director General of Israel’s Ministry of Industry and Trade, where he managed Israeli Government technological programs . Dr . Gleitman also served as the CEO of Ampal Investment Group (Nasdaq : AMPL), where he was responsible for the investment of over $ 200 million in high - tech ventures . During his tenure at Ampal, Dr . Gleitman led a $ 330 million joint venture with Motorola Israel founding Mirs Communications Ltd . , Israel’s fourth largest cellular operator . Dr . Gleitman holds a Ph . D . (with distinction), M . Sc . (with distinction) and B . Sc . in Physical Chemistry, from the Hebrew University of Jerusalem . Urs Wettstein Non - Executive Director, was an advisor and investor in numerous pre - IPO investments since 1985 and was instrumental for several successful IPO’s in Switzerland . He operated his own accounting, auditing and tax consultancy firm in Zurich, Switzerland from 1983 to 2007 . From 1976 to 1982 , he was an auditor and tax consultant with Coopers & Lybrand AG, Zurich . Urs Wettstein graduated as a Certified Public Accountant . From 2001 to 2014 he served as non - executive Vice Chairman of the Board of Directors of LifeWatch AG, a company listed on the Swiss Stock Exchange . Board of Directors 19

Financial Summary Summary Operations Data U.S. dollars in thousands For the year ended December 31 For the six months ended June 30 2021 2020 2022 2021 Total Revenue $5,058 $4,900 $2,224 $2,925 Total Cost of Revenue $3,556 $4,233 $7,141 $1,784 Gross Profit (loss) $1,502 $667 1 $(4,917) $1,141 Operating Income (loss) $(11,269) $(12,300) 2 $(20,789) $(4,273) Net Comprehensive Income (loss) $(14,888) $(12,688) $(13,287) $(4,771) 1. The increase in cost of revenues was mainly related to the increase in our COVID - 19 services activity, partially offset by a 6% decrease in the cost of revenues from patient services. The costs related to our COVID - 19 service activity includes approximately $2.8 million which are associated with revenues not yet recognized that will be recognized on cash basis. 2. Includes $3.3 million in share - based compensation and $3 million in professional services expenses. 20

Summary Balance Sheet and Cap Table 21 1. As adjusted data gives effect to the repayment of the April 2021 Financing Debentures ($600,000 principal plus accrued interest), and the issuance and sale of Ordinary Shares in this offering, at an assumed public offering price of $3.15 per share, which is the minimum price at which we may issue Ordinary Shares until the approval of our Capital Reduction by the Grand Court of the Cayman Islands, after deducting underwriting discounts and commissions and estimated offering expenses, as if the sale of the Ordinary Shares had occurred on June 30, 2022. 2. Gives pro forma effect for (i) the anticipated repayment in full of the April 2021 Financing Debentures with the proceeds from this offering by excluding 5,315 ordinary shares issuable upon conversion of the April 2021 Financing Debentures at a $140.00 per share conversion price, and (ii) includes 515,233 warrants to purchase ordinary shares at an exercise price of $1.94 per share, issuable conditioned upon the approval of our Capital Reduction by the Grand Court of the Cayman Islands. 3. Classified into ten classes, which vest upon a market capitalization ranging from $75,000,000 to $250,000,000. Balance Sheet Data (As of June 30, 2022) Actual 1 As Adjusted Cash and cash equivalents $1,509,000 $17,143,000 Total assets $10,278,000 $25,912,000 Long term debt $905,000 $905,000 Total shareholders’ equity (deficit) $(1,240,000) $15,086,000 2 Pro Forma, Pre - Offering Cap Table Ordinary shares outstanding 1,963,768 Options (WAEP: $58.68) 132,421 Warrants (WAEP: $44.59) 1,246,448 Ordinary Shares issuable pursuant to performance rights 3 117,289 Fully Diluted Ordinary Shares Outstanding 3,459,926

Investment Highlights • FDA cleared tele - health devices with CPT code reimbursement approval at more than 150 leading health insurance providers in the US. • CMS approved independent diagnostic testing facilities. • Commercial agreements in place for the marketing, sale and distribution of our Prizma suite of devices. • $21 million in revenue from sales of our devices & monitoring services in the last 4 and a half years. • 7 granted patents covering key aspects of our devices. • 31 at - home testing kits expected to be available in Q3 2023 online and in US retail stores. 22

MEDICAL Appendix 23

24 MANAGEMENT TEAM CONT. Tim Lohman, VP Operation G Medical Diagnostic Mr . Lohman has served in various roles in the healthcare industry for 40 years, specifically in remote diagnostic services . Lohman received his technical background as a biomedical equipment specialist in the U . S . Army and National Guard . That training was the bedrock for his roles in product development, where he received two patents and FDA clearances for several cardiac devices, as well as director of operations for multiple remote cardiac monitoring centers . His experience spans sales, marketing, logistics, and technical roles . Mr . Lohman most recently was the President and CEO of Cardiostaff Corporation, which was acquired by G Medical in 2017 . Mustafa Khan, VP Commercial G Medical Diagnostic Mr . Khan has over 20 years of sales management experience working at Fortune 500 companies, with 9 years in the U . S . Healthcare industry . Mustafa holds a Bachelors degree in Decision and Information Sciences and an MBA, both from the University of Florida . Benny Tal, VP R&D G Medical Innovations Mr . tal has over 30 years of experience in medical devices, electronics development, engineering and operation . He holds a B . Sc in electrical engineering and computers & M . B . A from the Ben - Gurion University in Israel . In the last 25 years Benny played a major role as VP Engineering, VP R&D, VP Operation and VP for OEM/ODM products, in developing, inventing and managing products development in CardGuard, LifeWatch and Gmedical ,focusing on unique physiological Sensors, mixed ASIC, RF & Hybrid modules, as well s overseeing algorithms for embedded medical sensors . Prof. Zeev Rotstein, CMO, G Medical Innovations Prof. Rotstein MD MHA, trained in medicine at Tel Aviv University. H, e has held several fellowships abroad: at the New York Department of Health, Tufts University, and Johns Hopkins Medical Centre, including the School of Hygiene and Public Health. He is an internationally recognized cardiologist and expert in health care management systems, with decades of experience serving as the Director General of both Sheba and Hadassah Medical Organization, Associate Clinical Professor in both Tel Aviv and the Hebrew Universities. Currently, Professor Rostein is a consultant in the field of HealthCare management, construction of medical facilities throughout the world and developing innovative medical technologies.

25 INTELECTUAL PROPERTY A wide and strong patent l ist t hat protect o ur pro ucts and s ervices Patent Name Country Status Patent Number/ Application Number Product d Type of Protection Expiration date SYSTEMS AND METHODS FOR VITAL SIGNS MONITORING WITH EARPIECE United states Granted 10251603 VSMS Utility patent 30/2/2036 JACKET FOR MEDICAL MODULE China Granted 201790000342 - 0 Prizma Utility model 30/01/2028 HEALTH MONITORING DEVICE THAT INCLUDES A COMPACT OXIMETER China Granted 201820157683.5 - 0 Prizma Utility model 30/01/2028 JACKET FOR MEDICAL MODULE United states Granted 11478196 Prizma Utility patent 14/02/2039 METHODS AND SYSTEMS FOR VITAL SIGNS MONITORING WITH EARPIECE United states Granted 11571167 VSMS Utility patent 30/2/2036 METHOD AND SYSTEM FOR LOCATING A DEFIBRILLATOR United states Granted 11298557 VSMS Utility patent 07/08/2039 METHOD, DEVICE AND SYSTEM FOR NON - INVASIVELY MONITORING PHYSIOLOGICAL PARAMETERS United states Granted 11504059 VSMS, Prizma Utility patent 08/02/2036 HEALTH MONITORING DEVICE THAT INCLUDES A COMPACT OXIMETER United states Allowed Waiting for official number Prizma Utility patent 15/05/2040 A ROBUST MEDICAL DEVICE AND METHOD United states Pending 17/051,170 Prizma Utility patent 27/10/2040 COATING ELECTRODES OF MEDICAL DEVICES United states Pending 17/633,952 Prizma Utility patent 08/02/2042 METHOD AND SYSTEM FOR OBTAINING PHYSICAL CONDITION THAT LEAD TO A DEFIBRILLATOR CONUTERSHOCK United states Pending 16/650,010 VSMS Utility patent 25/09/2037 METHODS AND SYSTEMS FOR VITAL SIGNS MONITORING WITH EAR PIECE United states Pending 18/162,693 VSMS Utility patent 28/02/2036

WEB PORTAL FOR PATIENTS AND PHYSICIANS Top Menu help and 3rd party systems like CRM, Call Center and Online Store Patients' medical history with option to edit and view for comprehensive status Abnormal measurements indication based on flexible time filter Incoming calls and history supporting a triage service View of each tests measurements based on time filter Profile and Main Menu View and Edit Quick View to last 5 tests - click will load results to current page PATIENT PORTAL PHYSICIAN PORTAL 26 https ://w ww .reve s pcardiol.org/en - atrial - fibrillation - is - it - an - articulo - 13131641 27 GROWTH OF AFIB PREVALENCE IN THE USA

1. Williams BA, et al. JAMA Network Open. 2020. 2. Blue Cross Blue Shield, 2018 (bcbs.com) PREVALENCE OF AFIB WILL ONLY INCREASE IN THE FUTURE WITH AGING POPULATION AND LIFESTYLE RELATED COMORBIDITY AFIB incidence rapidly rising (2006 - 2018) 1 Millennials are less healthy than 2 age matched Gen Xers Between millennials and Gen Xers: Data show higher prevalence rates among millennials for 8 of the top 10 conditions 28

Early rhythm - control therapy associated with a lower risk of adverse cardiovascular outcomes 29 Incidence of death from cardiovascular causes, stroke, or hospitalization reduced with early rhythm control Death or hospitalization for worsening heart failure reduced with catheter ablation for AFib 1. Andrade J, NEJM 2021. 2. Kirchhoff P, NEJM 2021. 3. Marrouche NF, NEJM 2018 IDENTIFYING AND TREATING AFIB EARLY IS CRITICAL TO ACHIEVING BETTER OUTCOMES FOR PATIENTS, PROVIDERS AND PAYERS